UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 13, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of August 13, 2024.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated August 13, 2024.

Exhibit 2
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  August 13, 2024